UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-39859

Kuke Music Holding Limited

Building 96

4 San Jian Fang South Block

Chaoyang District, Beijing 100024

People's Republic of China

+86-010-6561 0392

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Kuke Music Holding Limited ("Kuke" or the "Group") (NYSE: KUKE), a leading classical music service platform in China, announced that it has received a letter from the New York Stock Exchange (the “NYSE”) dated May 13, notifying Kuke Music that it is below compliance standards due to the trading price of Kuke Music’s American depositary shares (the “ADSs”).

Pursuant to NYSE continued listing standards, the Company is considered to be “below criteria” for average closing price of a security less than $1.00 over a consecutive 30 trading-day period. As of May 13, the 30 trading-day average price of the ADSs was $0.98.

The Company must bring its share price and average share price back above $1.00 by six months following receipt of the notification by the NYSE. In the event that at the expiration of the six-month cure period, both a $1.00 closing share price on the last trading day of the cure period and a $1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures. Alternatively, the Company can also demonstrate an accelerated cure based on a $1.00 share price on both the last trading day of any calendar month within the six-month cure period and the average share price over the 30 trading days preceding the end of that month.

The NYSE notification letter does not affect the Company’s business operations, and the Company will take all reasonable measures to regain compliance within the prescribed grace period.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kuke Music Holding Limited

By:	/s/ He Yu
	Name:	He Yu
	Title:	Chief Executive Officer
	Date:	June 13, 2023

2